UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

 ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under the heading “Regulatory Approvals-U.S. Antitrust Approval”:

On June 9, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on June 10, 2010.  In its Amendment No. 2 to Schedule TO, Couche-Tard stated that it filed the Notification and Report Form with respect to the Offer on June 10, 2010.  If Couche-Tard made its filing on that date, and unless Couche-Tard receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted, the Hart-Scott-Rodino waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on June 25, 2010.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(6)	Press release issued by Casey’s General Stores, Inc., dated June 15, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 15, 2010).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: June 15, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(6)	Press release issued by Casey’s General Stores, Inc., dated June 15, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 15, 2010).